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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _4_ )*

                                GLB Bancorp Inc
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361-778-103
                                -----------------
                                 (CUSIP Number)

                                  Umberto Fedeli
                                  P.O. Box 318003
                             Independence, Ohio 44131
                                   (216) 348-8080
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  DECEMBER 11, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 361-778-103
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Umberto Fedeli / ID # ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        PF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                    185,700
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                         185,700
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                185,700
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.70 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                            Amendment to Schedule 13D

Item 1.           Security and Issuer

         This Amendment No.4 to Schedule 13D Statement relates to the Common Shares, without par value (the "Shares"), of GLB Bancorp, Inc. ("GLB"). The address of GLB's principal offices is 7001 Center Street, Mentor, Ohio 44060.

Item 2.           Identity and Background

         (a)      This Amendment No. 4 is being filed by Umberto Fedeli.
         (b) Mr. Fedeli's business address is 5005 Rockside Road, Independence, OH 44131.

         (c) Mr. Fedeli is President and Chief Executive Officer of The Fedeli Group, an insurance brokerage and consulting firm.

         (d) During the last five years, Mr. Fedeli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Fedeli has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or trial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Mr. Fedeli is a citizen of the United States.

Item 3.                Source and Amount of Funds

     All Shares acquired by Mr. Fedeli have been purchased with personal funds.

Item 4.           Purpose of Transaction

         Mr. Fedeli acquired a position in GLB for investment purposes at the time ofGLB's initial public offering in May 1998. Since that time, Mr. Fedeli has acquired additional Shares to increase his investment. Mr. Fedeli believes the Shares offer considerable value at present market prices. It is also Mr. Fedeli's opinion that GLB's management must focus on developing a strategic plan for deployment of its sizeable capital base and that attention should be paid to increasing returns on equity and assets.

         Mr. Fedeli's interest in GLB is for investment purposes, and he has no present intention, plans or purposes to acquire a majority interest in GLB, change the present board of directors or management of GLB or to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving GLB. Mr. Fedeli will, from time to time, re-evaluate his investment in GLB. If, in Mr. Fedeli's estimation, the divergence between the market value of the Shares and the inherent value of GLB's business persists, Mr. Fedeli may take such action as he believes necessary to preserve and enhance shareholder value.

         Subject to market and business conditions and other factors, Mr. Fedeli may purchase additional Shares, maintain his present ownership of Shares or sell some or all of the Shares he owns.

Item 5.           Interest in Securities of the Issues


         (a) Mr. Fedeli beneficially owns an aggregate of 185,700 Shares which represent 8.70% of the outstanding Shares (2,133,906 as of September 30, 2000).

         (b) Mr. Fedeli has sole voting and dispositive power with respect to all 185,700 Shares he beneficially owns.

         (c) Following is a list of purchases of Shares made by Mr. Fedeli since the filing of Amendment No. 3 to this Schedule 13D. All of such acquisitions were open market purchases.

         Date                 No. of Shares                 Price Per Share ($)

         5/12/00                   700                                8.07
         5/16/00                   200                                8.06
         5/16/00                 1,500                                8.06
         5/26/00                   600                                8.06
         5/26/00                 1,000                                8.06
         6/7/00                    200                                7.83
         6/9/00                    600                                7.82
         6/14/00                   400                                7.70
         7/25/00                   600                                8.43
         7/25/00                 1,000                                8.44
         8/15/00                   900                                8.57
         8/16/00                   100                                8.43
         8/16/00                 1,000                                8.44
         8/17/00                 2,000                                8.43
         8/17/00                 1,000                                8.44
         8/22/00                 2,000                                8.50
         8/23/00                 1,000                                8.68
         8/23/00                 1,000                                8.69
         11/8/00                   500                                8.93
         11/8/00                   500                                8.93
         11/8/00                 1,500                                8.93
         11/8/00                   500                                8.94
         11/16/00                1,000                                8.19
         12/11/00                2,000                                7.75
         12/11/00                  500                                7.76
         12/15/00                1,000                                7.68
         12/15/00                  100                                7.68
         12/15/00                  600                                7.68
         12/15/00                  500                                7.69
         2/7/01                  3,000                                7.00


Item 6. Contracts Arrangements Understandings or Relationships With Respect to Securities of the Issue

         None.


Item 7.           Material to be Filed as Exhibits

         None.

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.



                               Signature


                              by: /s/ Umberto Fedeli
                                  ----------------------
                                  Umberto Fedeli


Date: March 15, 2001